Exhibit 99.1

Silvercorp Announces Amendments to Meeting Proposal and Postponement of Annual General and Special Meeting

Trading Symbol:   TSX/NYSE American: SVM

•	Your vote is important. Vote well in advance of the proxy voting deadline on September 30, 2026 at 10:00 a.m. (Pacific time).
•	Shareholders who have questions or require voting assistance are encouraged to contact Laurel Hill Advisory Group by email atassistance@laurelhill.com, or by texting INFO to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America).

VANCOUVER, BC, Sept. 22, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) announces that its Board of Directors has approved a variation to the special resolution concerning the Company's Articles (the "Articles") to be considered at the Company's annual general and special meeting of shareholders (the "Meeting") as described more fully below. In order to provide shareholders sufficient time to consider the proposed variation, the Meeting, originally scheduled for September 25, 2026, has been postponed to October 2, 2026 at 10:00 a.m. (Pacific time). The proxy voting deadline has accordingly been extended to September 30, 2026 at 10:00 a.m. (Pacific time).

Overview of Proposed Amendments

As set forth in the Company's management information circular dated August 12, 2026 (the "Circular"), the Company has asked shareholders to consider and, if thought fit, to pass with or without variation a special resolution (the "Amended Articles Resolution") authorizing the Company to make certain amendments to its Articles in order to align its constating documents with the listing rules governing the listing of securities on The Stock Exchange of Hong Kong (the "Hong Kong Stock Exchange") (Item 3 in the Proxy). These Hong Kong listing-related amendments, which are described more fully in the Circular, will only be implemented if the Board determines to proceed with the listing of the Company's common shares on the Hong Kong Stock Exchange and, in that event, immediately before or concurrently with completion of the listing.

Following consideration of feedback received from shareholders and proxy advisors, improvements in certain clauses of the Articles for better corporate governance were identified and the Board approved targeted amendments intended to strengthen the Company's governance framework while preserving appropriate flexibility for the Board to manage the Company's affairs. The Company is therefore proposing to expand the Amended Articles Resolution described in Item 3 in the Proxy to include these additional amendments. If the Amended Articles Resolution is passed at the Meeting, the additional governance amendments will be implemented promptly following the Meeting.

The following is a summary of the proposed additional amendments to the Articles:

Quorum Requirements

•	Under Article 11.3, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting. The Company proposes to amend Article 11.3 by increasing the quorum requirement from 5% to 25%.
•	Under Article 18.10, the quorum for the transaction of business at a meeting of directors may be set by the directors. The Company proposes to amend Article 18.10 to require that quorum be at least one-half of the directors then in office, rounded up to the nearest whole number. The directors may establish a greater quorum but may not establish a lower quorum.

Alternate Directors

•	Under Article 15, any director may by notice in writing received by the Company appoint any person who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present. The Company proposes to amend the Articles by deleting Article 15 and all references to alternate directors.

Advance Notice Provisions: Article 16 sets forth the process by which shareholders may nominate individuals for election to the Board at a general meeting of shareholders (the "Advance Notice Provisions"). The Company proposes to amend the Advance Notice Provisions as follows:

•	Under Article 16, paragraph 3, shareholder nominations must generally be submitted at least 30 days, but no more than 65 days before the originally scheduled meeting date. The Company proposes to amend the Articles by (a) removing the requirement that nominations cannot be submitted more than 65 days before the meeting and (b) providing that, when a meeting is postponed or adjourned, the applicable nomination deadline will be determined by reference to the new meeting date rather than solely by reference to the date originally scheduled for the meeting. The requirement that notice be provided at least 30 days before the meeting will remain unchanged.
•	Under Article 16, paragraph 4, the Company may require a proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of the proposed nominee to serve as an independent director or that could be material to a reasonable shareholder's understanding of the nominee's independence. The Company proposes to amend Article 16 to limit the additional information that may be required in connection with a shareholder nomination to information required under applicable securities laws and the rules and requirements of any stock exchange on which the Company's voting securities are listed.

The complete text of the revised Amended Articles Resolution is set out below. A redline showing the proposed changes against the Company's current Articles will also be available on the Company's website at https://silvercorpmetals.com/agm-info/ for convenience.

Text of Revised Amended Articles Resolution (Item 3 in the Proxy)

The full text of the Amended Articles Resolution, as revised to (i) reflect the proposed amendments described above and (ii) clarify that the proposed amendments described in the Circular may be implemented concurrent with or shortly before the common shares of the Company are listed on the Hong Kong Stock Exchange is set forth below:

"BE IT RESOLVED as a special resolution that:

1.	The Company be and is hereby authorized and directed to amend the current Articles of the Company in the manner set forth in the press release of the Company issued and filed with the Canadian Securities Administrators at www.sedarplus.ca on September 22, 2026.
2.	Subject to the Company determining to list the common shares of the Company on the Main Board of the Hong Kong Stock Exchange (the "Hong Kong Listing"), the Company be and is hereby authorized (but not required) to replace the current Articles of the Company with the Amended Articles as set out in Schedule "1" to the management proxy circular of the Company dated August 12, 2026 (updated to reflect the changes in paragraph 1) concurrently with or shortly before completion of the Hong Kong Listing.
3.	Any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to take all necessary steps and proceedings, including filing of such documents and taking such further actions that may be necessary to effect the amendment to the current Articles; to execute, or cause to be executed, and to deliver or cause to be delivered all such other documents and instruments; and to do or to cause to be done all such other acts and things, as such director or officer of the Company may consider to be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity or desirability to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions."

Your vote is important regardless of how many shares you own.

Vote your shares today.

The Board of Directors of the Company recommends that Shareholders vote IN FAVOR of the Amended Articles Resolution, if they have not already done so, ahead of the proxy voting deadline on September 30, 2026 at 10:00 a.m. (Pacific time).

Proxies and voting instructions previously submitted will remain valid. A shareholder who has already voted and wishes to change their vote may submit a new proxy or voting instruction form before the extended deadline by following the instructions in the Circular and the proxy or voting instruction form included therewith. A properly submitted later-dated proxy or voting instruction will replace the shareholder's earlier instructions, provided it is received before the extended voting deadline.

The Company has retained Laurel Hill Advisory Group ("Laurel Hill") to act as its proxy solicitation agent and shareholder engagement manager in connection with the Meeting. Laurel Hill will receive a fee of $30,000 for its services, plus reimbursement of reasonable out-of-pocket expenses. The Company has agreed to indemnify Laurel Hill against certain liabilities arising from its engagement. All costs associated with the solicitation of proxies will be borne by the Company. Proxies may be solicited by mail, telephone, email, internet or other means of communication by Laurel Hill and by directors, officers and employees of the Company.

Shareholder Questions & Assistance

Shareholders who have questions about the Meeting or require assistance voting may contact Laurel Hill toll-free in North America at 1-877-452-7184, by collect call outside North America at 416-304-0211, or by email at assistance@laurelhill.com.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, without limitation, statements regarding the Hong Kong Listing and statements regarding the benefits and implementation of the proposed amendments to the Articles. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Auro Metals Inc.; and the other risk factors described in the Company's latest 40-F/Annual Information Form, and Management's Discussion and Analysis, each under the heading "Risk Factors" available on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of Mineral Reserves and Mineral Resources, may not be comparable to similar information disclosed by United States companies subject to the disclosure requirements of the SEC.

A comprehensive discussion of risks that impact Silvercorp, and additional information relating to the Company including Silvercorp's Annual Information Form can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 22:00e 22-SEP-26